SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
               TO RULE 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(b)

                               (Amendment No. 1 )


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                               TELKOM SA LIMITED
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                               (Name of Issuer)


                      Ordinary Shares, par value of R10.00
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                        (Title of Class of Securities)


                                      None

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                (however, the CUSIP for American Depositary Shares
                   representing Ordinary Shares is 879603108)
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                                (CUSIP Number)


                                June 17, 2004
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              (Date of Event Which Requires Filing of This Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [    ]   Rule 13d-1(b)
         [    ]   Rule 13d-1(c)
         [ x ]   Rule 13d-1(d)



                        (continued on following pages)
                               Page 1 of 8 Pages

----------------- ------------------------------ -----------------------------
CUSIP NO. None (however, the CUSIP for American  13G/A       Page 2 of 8 Pages
Depositary Shares representing Ordinary Shares is ---------------------------- 879603108)
----------------- ------------------------------ -----------------------------
1       NAME OF REPORTING PERSON                       SBC COMMUNICATIONS INC.
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON           43-1301883

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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [   ]
                                                                     (b) [   ]
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3       SEC USE ONLY

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4       CITIZENSHIP OR PLACE OF ORGANIZATION                          Delaware

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       NUMBER OF         5     SOLE VOTING POWER                             0
        SHARES
     BENEFICIALLY
       OWNED BY
         EACH
       REPORTING
        PERSON
         WITH
------------------------------------------------------------------------------
                         6     SHARED VOTING POWER                  84,111,805

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                         7     SOLE DISPOSITIVE POWER                        0

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                         8     SHARED DISPOSITIVE POWER             84,111,805

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9         AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON                                 84,111,8055

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10        CHECK BOX IF THE AGGREGATE AMOUNT IN
          ROW (11) EXCLUDES CERTAIN SHARES                               [   ]
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11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)             15.2%

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12        TYPE OF REPORTING PERSON                                          HC

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





--------------- ------------------------------ -------------------------------
CUSIP NO. None (However, the CUSIP for American   13G/A      Page 3 of 8 Pages
Depositary Shares representing Ordinary Shares is
879603108)
--------------- ------------------------------ -------------------------------
1       NAME OF REPORTING PERSON                       SBC INTERNATIONAL, INC.
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [   ]
                                                                     (b) [   ]
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3       SEC USE ONLY
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4       CITIZENSHIP OR PLACE OF ORGANIZATION                          Delaware
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       NUMBER OF         5     SOLE VOTING POWER                             0
        SHARES
     BENEFICIALLY
       OWNED BY
         EACH
       REPORTING
        PERSON
         WITH
------------------------------------------------------------------------------
                         6     SHARED VOTING POWER                  84,111,805

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                         7     SOLE DISPOSITIVE POWER                        0

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                         8     SHARED DISPOSITIVE POWER             84,111,805

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9        AGGREGATE AMOUNT BENEFICIALLY OWNED
         BY EACH REPORTING PERSON                                   84,111,805

------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN
         ROW (11) EXCLUDES CERTAIN SHARES                                [   ]
------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              15.2%

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12       TYPE OF REPORTING PERSON                                           CO

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






--------------- ------------------------------ -------------------------------
CUSIP NO. None (However, the CUSIP for American   13G/A      Page 4 of 8 Pages
Depositary Shares representing Ordinary Shares is
879603108)
--------------- ------------------------------ -------------------------------
1       NAME OF REPORTING PERSON                  THINTANA COMMUNICATIONS, LLC
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [   ]
                                                                     (b) [   ]
------------------------------------------------------------------------------
3       SEC USE ONLY
------------------------------------------------------------------------------
4       CITIZENSHIP OR PLACE OF ORGANIZATION                          Delaware
------------------------------------------------------------------------------
       NUMBER OF         5     SOLE VOTING POWER                             0
        SHARES
     BENEFICIALLY
       OWNED BY
         EACH
       REPORTING
        PERSON
         WITH
------------------------------------------------------------------------------
                         6     SHARED VOTING POWER                  84,111,805

------------------------------------------------------------------------------
                         7     SOLE DISPOSITIVE POWER                        0

------------------------------------------------------------------------------
                         8     SHARED DISPOSITIVE POWER             84,111,805

------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED
         BY EACH REPORTING PERSON                                   84,111,805

------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN
         ROW (11) EXCLUDES CERTAIN SHARES                                [   ]
------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              15.2%

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12       TYPE OF REPORTING PERSON                                           CO

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


                                                             Page 5 of 8 Pages


                                 SCHEDULE 13G/A


         This statement on Schedule 13G filed on March 14, 2003 (the "Original 13G") by SBC Communications Inc. ("SBC") is hereby amended and restated in its entirety.

Item 1(a).        Name of Issuer:

         Telkom SA Limited

Item 1(b).        Address of Issuer's Principal Executive Offices:

         Telkom Towers North, 152 Proes Street, Pretoria, 0002,
         The Republic of South Africa

Item 2(a).        Names of Persons Filing:

         SBC, its wholly-owned direct subsidiary, SBC International, Inc. ("SBCI"), and its partially-owned indirect subsidiary, Thintana Communications, LLC ("Thintana") is one of the managing members of the issuer. All securities of the issuer are held indirectly by SBC and directly by Thintana.

Item 2(b).        Address of Principal Business Office:

         SBC Communications Inc.
         175 E. Houston
         San Antonio, Texas 78205-2233

         SBC International, Inc.
         #2 Read's Way, Corporate Commons, Suite 228
         New Castle, Delaware 19720

         Thintana Communications LLC
         #2 Read's Way, Corporate Commons, Suite 228
         New Castle, Delaware 19720


Item 2(c).        Citizenship:

         SBC and SBCI are incorporated in the State of Delaware.
         Thintana is a Delaware Limited Liability Company.

                                                             Page 6 of 8 Pages


Item 2(d).        Title of Class of Securities:

         Ordinary Shares, par value R10.00 ("Shares")

Item 2(e).        CUSIP Number:

         None (however, the CUSIP for American Depositary Shares representing the Shares is 879603108).

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

         Not applicable.

Item 4.           Ownership:

(a) Amount beneficially owned:

         SBC indirectly owns 60% of Thintana. Thintana owns 15.2% of Telkom SA Ltd. The total number of shares that Thintana owns includes 84,111,805 Shares and one class B ordinary share. The class B share is convertible into Shares upon the earlier of: (1) eight years from the date of listing of the Shares upon the New York Stock Exchange, or
         (2) when Thintana owns less than 5% of the Shares. Either member of Thintana can approve the disposition of the Shares.

(b) Percent of class: 15.2%

         The above percentage is based upon 553,846,083 Shares and one class A and one class B ordinary share (according to Form 20-F filed by the Company on June 25, 2004).

(c) Thintana and the Government of South Africa (the "Government") have entered into a Shareholders Agreement (the "Agreement") concerning voting and disposition of the Shares. The Government and Thintana have agreed to meet prior to any general meetings of ordinary shareholders to attempt to reach a consensus to every item that is on the agenda for the relevant meeting. If a consensus is not reached, each of the Government and Thintana is free to vote its ordinary shares as it deems fit, unless the relevant matter is a shareholder-reserved matter. If a consensus is not reached on a shareholder-reserved matter, Thintana can require the Government to vote against the relevant shareholder-reserved matter. Both the Government and Thintana have a right of first offer to any transfer of Shares to a third party, other than pursuant to a listed

                                                             Page 7 of 8 Pages



         public offering or transfers of exempted brokers' transaction or block trades under U.S. and South African securities law.

         Number of shares as to which such person has:

         (i) Sole power to vote or to direct the vote:               0 Shares
         (ii) Shared power to vote or to direct the vote:   84,111,805 Shares
         (iii) Sole power to dispose or to direct the
               disposition of:                                       0 Shares
         (iv) Shared power to dispose or direct the
              disposition of:                                84,111,805 Shares

Item 5.           Ownership of Five Percent or Less Of A Class:

         Not applicable.

Item 6.       Ownership of More Than Five Percent on Behalf of Another Person:

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

         Not applicable.

Item 8.  Identification and Classification of Members of the Group:

         Not applicable.

Item 9.           Notice of Dissolution Of Group:

         Not applicable.

Item 10.          Certifications:

         Not applicable.

                                                             Page 8 of 8 Pages



                                 SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    SBC COMMUNICATIONS INC.



Dated:  July 14, 2004               By:  /s/ James S. Kahan
                                         James S. Kahan
                                         Senior Executive Vice President -
                                         Corporate Development



                                    SBC INTERNATIONAL, INC.



Dated:  July 14, 2004                By:  /s/ James S. Kahan
                                          James S. Kahan
                                          Executive Vice President - Development


                                     THINTANA COMMUNICATIONS, LLC



Dated:  July 14, 2004                 By:  /s/ Jonathan Klug
                                           Jonathan Klug
                                           Manager